Exhibit 99.2

TD Bank Group Reports Fourth Quarter and Fiscal 2022 Results Earnings News Release • Three and Twelve months ended October 31, 2022

This quarterly earnings news release should be read in conjunction with the Bank’s unaudited fourth quarter 2022 consolidated financial results for the year ended October 31, 2022, included in this Earnings News Release and the audited 2022 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD’s website at http://www.td.com/investor/. This analysis is dated November 30, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information including the 2022 MD&A relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $3.62 compared with $2.04.
•	Adjusted diluted earnings per share were $2.18, compared with $2.09.
•	Reported net income was $6,671 million, compared with $3,781 million.
•	Adjusted net income was $4,065 million, compared with $3,866 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $9.47, compared with $7.72.
•	Adjusted diluted earnings per share were $8.36, compared with $7.91.
•	Reported net income was $17,429 million, compared with $14,298 million.
•	Adjusted net income was $15,425 million, compared with $14,649 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $57 million ($51 million after-tax or 3 cents per share), compared with $74 million ($65 million after-tax or 4 cents per share) in the fourth quarter last year.
•

Acquisition and integration charges related to the Schwab transaction of $18 million ($16 million after-tax or 1 cent per share), compared with $22 million ($20 million after-tax or 1 cent per share) in the fourth quarter last year.

•	Acquisition and integration-related charges for pending acquisitions of $85 million ($65 million after-tax or 3 cents per share).
•	Mitigation of interest rate volatility to closing capital on First Horizon acquisition, net gain of $2,319 million ($1,741 million after-tax or 96 cents per share).
•	Gain on sale of Schwab shares of $997 million ($997 million after-tax or 55 cents per share).

TORONTO, December 1, 2022 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the fourth quarter ended October 31, 2022. Reported earnings were $6.7 billion, up 76% compared with the fourth quarter last year, and adjusted earnings were $4.1 billion, up 5%.

“I’m extremely pleased with our earnings performance this quarter, which capped off a strong year demonstrating the benefit of our diversified business model and prudent risk and financial management,” said Bharat Masrani, President and CEO, TD Bank Group. “The strength and resilience of our franchise enabled the Bank to invest in our business and deliver for our shareholders.”

Canadian Personal and Commercial Banking delivered a strong quarter with record earnings from continued growth momentum

Canadian Personal and Commercial Banking finished the year in a position of strength with net income of $1,694 million, an increase of 11% compared with the fourth quarter last year reflecting higher margins and strong volume growth. Revenue growth of 16% resulted in a fourth consecutive quarter of record revenue.

The strong momentum in Canadian Personal and Commercial Banking was supported by continued strength in customer acquisition and higher customer activity. The Personal Bank launched a banking package specifically created for International Students – a first among Canadian peers – contributing to record New to Canada growth. TD Canada Trust was ranked “Highest in Customer Satisfaction in Small Business Banking1” by J.D. Power, reflecting the trusted relationships built with our customers.

The U.S. Retail Bank delivered strong results supported by broad-based growth in its businesses

U.S. Retail reported net income for the quarter was $1,539 million (US$1,163 million), an increase of 12% (7% in U.S. dollars) compared with the fourth quarter last year. On an adjusted basis, net income for the quarter was $1,590 million (US$1,200 million), an increase of 16% (10% in U.S. dollars). Reported net income included acquisition and integration-related charges for the First Horizon acquisition of $67 million (US$50 million) or $51 million (US$37 million) after-tax. The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $310 million (US$237 million) in earnings, an increase of 26% (22% in U.S. dollars) compared with the fourth quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,229 million (US$926 million), an increase of 9% (3% in U.S. dollars) from the fourth quarter last year. On an adjusted basis, net income was a record $1,280 million (US$963 million).

[1]

TD Canada Trust received the highest score in the J.D. Power 2022 Canada Small Business Banking Satisfaction Study of customers’ satisfaction with their primary business bank. Visit jdpower.com/awards for more details.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 1

The U.S. Retail Bank was pleased to announce extended partnership agreements with Nordstrom through 2026 and Target Corporation through 2030. In addition, the Bank continued to modernize its distribution network with enhanced capabilities in sales and advice, including converting select retail stores to wealth advice centres, while expanding its presence in North Carolina and South Florida, including plans to open 15 new stores in Charlotte by 2025.

TD Bank, America’s Most Convenient Bank® (TD AMCB), ranked No. 1 in its footprint by total number of approved U.S. Small Business Administration (SBA) loan units for the sixth consecutive year and ranked #2 National SBA Lender in 2022.

Wealth Management and Insurance delivered solid performance in the fourth quarter amid challenging market conditions

Wealth Management and Insurance net income was $516 million, a decrease of 15% compared with the fourth quarter last year. Insurance claims and related expenses rose 11%, reflecting increased driving activity and more severe weather-related events. This quarter’s results highlighted the benefits of the segment’s diversified business model as higher net interest income and insurance revenue largely offset the impact of market volatility and trading normalization.

Wealth Management and Insurance continued to deliver high quality advice and innovative financial products to help customers navigate the challenging economic environment. Wealth Management expanded its advisor base to better service mass affluent and high net worth client segments. TD Asset Management launched new investment solutions, including a carbon credit ETF and a multi-asset solution with exposure to alternative investments to enhance diversification for retail and institutional clients. TD Insurance continued its digital transformation, with over 20% of new sales this quarter completed digitally.

Solid Wholesale Banking performance reflects strength of diversified business model

Wholesale Banking reported net income for the quarter was $261 million, a decrease of 38%, compared with the fourth quarter last year. On an adjusted basis, net income was $275 million, a decrease of 35%. Revenue was up 1%, as a challenging underwriting environment was offset by higher deposit, lending, and trading-related revenues, reflecting the strength of Wholesale Banking’s diversified business model.

This quarter, TD Securities launched a Carbon Advisory business within the ESG Solutions group, bolstering the team’s capabilities to support clients’ transitions to a low-carbon economy. As part of this effort, TD Securities announced a $10 million investment into the Boreal Wildlands Carbon Project – the largest single private conservation project ever undertaken in Canada – further demonstrating the Bank’s commitment to supporting the growth and development of the voluntary carbon markets.

Capital

TD’s Common Equity Tier 1 Capital ratio was 16.2%.

Conclusion

For the year ahead, there are both tailwinds (including the interest rate environment and the anticipated closing of the announced acquisitions) and headwinds (including geopolitical tensions, the complex operating environment, and the potential for an economic slowdown). On balance, unless macroeconomic conditions were to shift dramatically, TD expects to meet or exceed its medium-term adjusted EPS growth target range of 7-10% in fiscal 2023.

“We enter 2023 from a position of strength, with growing businesses and a powerful purpose-driven brand. While there will be macroeconomic and geopolitical challenges in the year ahead, the progress we made in 2022 gives me great confidence in our future success,” added Masrani.

“I would like to thank our colleagues around the world for living the TD brand and for their unwavering commitment to enriching the lives of our customers and our communities,” concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions” or “Significant Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the twelve months ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Results of operations
Total revenue – reported	$15,563	$10,925	$10,941	$49,032	$42,693
Total revenue – adjusted[1]	12,247	11,603	10,941	46,170	42,693
Provision for (recovery of) credit losses	617	351	(123)	1,067	(224)
Insurance claims and related expenses	723	829	650	2,900	2,707
Non-interest expenses – reported	6,545	6,096	5,947	24,641	23,076
Non-interest expenses – adjusted[1]	6,430	6,033	5,898	24,359	22,909
Net income – reported	6,671	3,214	3,781	17,429	14,298

Net income – adjusted[1]	4,065	3,813	3,866	15,425	14,649
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$831.0	$790.8	$722.6	$831.0	$722.6
Total assets	1,917.5	1,840.8	1,728.7	1,917.5	1,728.7
Total deposits	1,230.0	1,201.7	1,125.1	1,230.0	1,125.1
Total equity	111.4	102.6	99.8	111.4	99.8

Total risk-weighted assets[2]	517.0	495.7	460.3	517.0	460.3
Financial ratios
Return on common equity (ROE) – reported[3]	26.5%	13.5%	15.7%	18.0%	15.5%
Return on common equity – adjusted[1]	16.0	16.1	16.1	15.9	15.9
Return on tangible common equity (ROTCE)[1]	35.4	18.4	21.3	24.3	21.2
Return on tangible common equity – adjusted[1]	21.2	21.6	21.4	21.2	21.4
Efficiency ratio – reported[3]	42.1	55.8	54.4	50.3	54.1
Efficiency ratio – adjusted[1,3]	52.5	52.0	53.9	52.8	53.7

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.29	0.17	(0.07)	0.14	(0.03)
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$3.62	$1.76	$2.04	$9.48	$7.73
Diluted	3.62	1.75	2.04	9.47	7.72
Dividends per share	0.89	0.89	0.79	3.56	3.16
Book value per share[3]	55.00	52.54	51.66	55.00	51.66
Closing share price[4]	87.19	83.18	89.84	87.19	89.84
Shares outstanding (millions)
Average basic	1,812.10	1,804.5	1,820.5	1,810.50	1,817.7
Average diluted	1,814.40	1,807.1	1,823.2	1,813.60	1,820.2
End of period	1,820.70	1,813.1	1,822.0	1,820.70	1,822.0
Market capitalization (billions of Canadian dollars)	$158.70	$150.8	$163.7	$158.70	$163.7
Dividend yield[3]	4.20%	4.0%	3.7%	3.80%	3.9%
Dividend payout ratio[3]	24.60	50.6	38.7	37.50	40.9
Price-earnings ratio[3]	9.20	10.6	11.6	9.20	11.6

Total shareholder return (1 year)[3]	0.90	4.2	58.9	0.90	58.9
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$2.18	$2.09	$2.09	$8.38	$7.92
Diluted	2.18	2.09	2.09	8.36	7.91
Dividend payout ratio	40.80%	42.5%	37.8%	42.50%	39.9%

Price-earnings ratio	10.40	10.0	11.3	10.40	11.3
Capital Ratios[2]
Common Equity Tier 1 Capital ratio	16.2%	14.9%	15.2%	16.2%	15.2%
Tier 1 Capital ratio	18.3	16.3	16.5	18.3	16.5
Total Capital ratio	20.7	18.8	19.1	20.7	19.1
Leverage ratio	4.9	4.3	4.8	4.9	4.8
Total Loss Absorbing Capacity (TLAC) ratio	35.2	32.0	28.3	35.2	28.3

TLAC Leverage ratio	9.4	8.5	8.2	9.4	8.2

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s Capital Adequacy Requirements, Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section in the 2022 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the 2022 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange (TSX) closing market price.

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SIGNIFICANT EVENTS AND PENDING ACQUISITIONS

Acquisition of Cowen Inc.

On August 2, 2022, the Bank and Cowen Inc. (“Cowen”) announced a definitive agreement for TD to acquire Cowen in an all-cash transaction valued at US$1.3 billion, or US$39.00 for each share of Cowen common stock. The Bank is currently planning to close the transaction in the first calendar quarter of 2023, subject to customary closing conditions, including approvals from certain U.S., Canadian, and foreign regulatory authorities. Regulatory approvals are not within the Bank’s control. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the Wholesale Banking segment. Based on the estimated financial performance and balance sheets of the Bank and Cowen, including transaction-related impacts, the Bank expects that its Common Equity Tier 1 (CET1) Capital ratio will be comfortably above 11% upon the closing of the Cowen acquisition, pro forma for the closing of the Bank’s acquisition of First Horizon Corporation (“First Horizon”).

Sale of Schwab Common Shares

On August 1, 2022, in order to provide the capital required for the acquisition of Cowen, the Bank sold 28.4 million non-voting common shares of The Charles Schwab Corporation (“Schwab”) at a price of US$66.53 per share for proceeds of $2.5 billion (US$1.9 billion). Approximately 15 million shares were sold to Schwab pursuant to a repurchase agreement at a price equal to the price obtained in the sale of 13.4 million shares sold to a broker dealer pursuant to Rule 144 of the Securities Act of 1933. All shares sold automatically converted into shares of Schwab voting common stock and the shares acquired by Schwab are no longer outstanding. The sales reduced the Bank’s ownership interest in Schwab from approximately 13.4% to 12.0%. The Bank recognized $997 million as other income (net of $368 million loss from accumulated other comprehensive income (AOCI) reclassified to earnings), in the fourth quarter of fiscal 2022.

Acquisition of First Horizon Corporation

On February 28, 2022, the Bank and First Horizon announced a definitive agreement for the Bank to acquire First Horizon in an all-cash transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The Bank is currently planning to close the transaction in the first half of fiscal 2023, subject to customary closing conditions, including approvals from U.S. and Canadian regulatory authorities. Regulatory approvals are not within the Bank’s control. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.

First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.

During the year, the Bank implemented a strategy to mitigate interest rate volatility to capital on closing of the acquisition.

The fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets are sensitive to interest rate changes. The fair value of net assets will determine the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles will negatively impact capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.

After the de-designation, mark-to-market gains (losses) on these swaps are recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) will mitigate the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.

For the year ended October 31, 2022, the Bank reported $1,487 million in non-interest income related to the mark-to-market on the swaps, and $154 million in net interest income related to the basis adjustment amortization. In addition, for the year ended October 31, 2022, the Bank reported $121 million in non-interest income related to the net interest earned on the swaps since the de-designation of the hedge accounting relationships.

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HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The outlook for the global economy for the next two years was downgraded relative to the prior quarter. In Europe, an energy crisis continues to impact household finances and weigh on industrial output. China is reckoning with the fallout of its real estate slowdown and strict COVID-19 controls. In North America, COVID-19 is causing fewer supply chain disruptions, but the legacy of high domestic inflation and tight labour markets has led to central banks raising policy rates at the fastest pace in roughly four decades. This has significantly weakened the economic growth prospects over the next twelve to twenty-four months.

The U.S. economy expanded by 2.6% annualized in the third calendar quarter of 2022, after having contracted in the first half of the year. However, this was largely due to a surge in exports relative to imports. In contrast, domestic demand grew by a soft 0.5%. Consumer spending growth decelerated to 1.4% relative to the prior calendar quarter of 2.0%, as inflation continued to weigh on the purchasing power of households, which are also normalizing spending away from goods after a surge during the pandemic. The ongoing downturn in housing also weighed on the economy in the third calendar quarter, subtracting 1.4 percentage points from growth.

As the lagged effect of interest rate increases is expected to continue to feed through the economy in 2023, it should lead to some cooling in the job market, where the unemployment rate was 3.7% in October, near a cyclical low. Consumer Price Index (CPI) inflation has shown modest signs of cooling, but at 7.7% year-over-year in October, it is still close to 40-year highs. Slower global growth and a high U.S. dollar are expected to help goods inflation ease, while services inflation is likely to prove more persistent.

The Federal Reserve continued its aggressive pace of rate increases, with a fourth 75 basis points (bps) hike in early November. TD Economics expects further interest rate hikes will take the Federal Funds rate to a range of 4.50-5.00% in calendar 2023. This historically large increase in interest rates raises the risk that the economy will slow more quickly and trigger an outright recession. Financial markets have reflected this risk with the yield curve inverting.

The Canadian economy has begun to slow after growing at a very healthy pace in the first half of the year. The interest-rate sensitive housing market was the first area of the economy to respond to the Bank of Canada’s rapid increase in the policy rate. As of October, home sales were down 40% from the peak in February of this year. Housing demand is expected to cool further as higher interest rates continue to weigh on affordability. Canadian inflation has begun to decelerate but remained high at 6.9% year-over-year in October. The labour market has also remained quite strong through October, although TD Economics expects job market conditions to ease in the coming quarters, in line with weaker demand in the broader economy.

The Bank of Canada raised its overnight interest rate by 50 bps in October, to 3.75%. TD Economics expects further increases in the overnight rate to a range of 4.25-4.50% in calendar 2023. With interest rates expected to increase to a lesser degree in Canada than in the United States, the Canadian dollar may reach a low of 70 U.S. cents in the first half of calendar 2023.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. For further details, refer to Note 12 of the 2022 Consolidated Financial Statements. The Bank’s share of Schwab’s earnings is reported with a one-month lag, and the Bank started recording its share of Schwab’s earnings on this basis in the first quarter of fiscal 2021. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

On November 25, 2019, the Bank and Schwab entered into an insured deposit account agreement (the “Schwab IDA Agreement”), which became effective upon closing of the Schwab transaction and has an initial expiration date of July 1, 2031. Refer to the “Related Party Transactions” section in the 2022 MD&A for further details.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 6

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Net interest income	$7,630	$7,044	$6,262	$27,353	$24,131

Non-interest income	7,933	3,881	4,679	21,679	18,562
Total revenue	15,563	10,925	10,941	49,032	42,693
Provision for (recovery of) credit losses	617	351	(123)	1,067	(224)
Insurance claims and related expenses	723	829	650	2,900	2,707

Non-interest expenses	6,545	6,096	5,947	24,641	23,076
Income before income taxes and share of net income from investment in Schwab	7,678	3,649	4,467	20,424	17,134
Provision for (recovery of) income taxes	1,297	703	910	3,986	3,621

Share of net income from investment in Schwab	290	268	224	991	785
Net income – reported	6,671	3,214	3,781	17,429	14,298

Preferred dividends and distributions on other equity instruments	107	43	63	259	249
Net income available to common shareholders	$6,564	$3,171	$3,718	$17,170	$14,049

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Operating results – adjusted
Net interest income[6]	$7,627	$7,001	$6,262	$27,307	$24,131

Non-interest income[1,6]	4,620	4,602	4,679	18,863	18,562
Total revenue	12,247	11,603	10,941	46,170	42,693
Provision for (recovery of) credit losses	617	351	(123)	1,067	(224)
Insurance claims and related expenses	723	829	650	2,900	2,707

Non-interest expenses[2]	6,430	6,033	5,898	24,359	22,909
Income before income taxes and share of net income from investment in Schwab	4,477	4,390	4,516	17,844	17,301
Provision for income taxes	747	892	921	3,595	3,658

Share of net income from investment in Schwab[3]	335	315	271	1,176	1,006
Net income – adjusted	4,065	3,813	3,866	15,425	14,649

Preferred dividends and distributions on other equity instruments	107	43	63	259	249

Net income available to common shareholders – adjusted	3,958	3,770	3,803	15,166	14,400
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(57)	(58)	(74)	(242)	(285)
Acquisition and integration charges related to the Schwab transaction[5]	(18)	(23)	(22)	(111)	(103)
Acquisition and integration-related charges for pending acquisitions[2]	(85)	(29)	–	(114)	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition[6]	2,319	(678)	–	1,641	–
Gain on sale of Schwab shares[1]	997	–	–	997	–
Litigation settlement recovery[1]	–	–	–	224	–
Less: Impact of income taxes
Amortization of acquired intangibles	(6)	(6)	(9)	(26)	(32)
Acquisition and integration charges related to the Schwab transaction	(2)	(3)	(2)	(16)	(5)
Acquisition and integration-related charges for pending acquisitions[5]	(20)	(7)	–	(27)	–
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	578	(173)	–	405	–
Gain on sale of Schwab shares	–	–	–	–	–

Litigation settlement recovery	–	–	–	55	–

Total adjustments for items of note	2,606	(599)	(85)	2,004	(351)
Net income available to common shareholders – reported	$6,564	$3,171	$3,718	$17,170	$14,049

[1]	Adjusted non-interest income excludes the following item of note:
i.

The Bank reached a settlement in TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein – Q2 2022: $224 million. This amount is reported in the U.S. Retail segment; and

ii.	The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale – Q4 2022: $997 million. This amount is reported in the Corporate segment.

[2]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q4 2022: $24 million, Q3 2022: $23 million, 2022: $106 million, Q4 2021: $40 million, 2021: $148 million. These charges are reported in the Corporate segment;
ii.

The Bank’s own integration and acquisition costs related to the Schwab transaction – Q4 2022: $6 million, Q3 2022: $11 million, 2022: $62 million, Q4 2021: $9 million, 2021: $19 million. These costs are reported in the Corporate segment; and

iii.

Acquisition and integration-related charges for pending acquisitions – Q4 2022: $85 million, Q3 2022: $29 million, 2022: $114 million. These charges are primarily related to professional services and other incremental operating expenses for various acquisitions, and are reported in the U.S. Retail and Wholesale Banking segments.

[3]	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q4 2022: $33 million, Q3 2022: $35 million, 2022: $136 million, Q4 2021: $34 million, 2021: $137 million; and
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q4 2022: $12 million, Q3 2022: $12 million, 2022: $49 million, Q4 2021: $13 million, 2021: $84 million.

[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[6]

Mitigation of interest rate volatility to closing capital on First Horizon acquisition includes the following components, reported in the Corporate segment: i) mark-to-market gains (losses) on interest rate swaps recorded in non-interest income – Q4 2022: $2,208 million, Q3 2022: $(721) million, ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q4 2022: $111 million, Q3 2022: $43 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q4 2022: $108 million. Refer to the “Significant Events and Pending Acquisitions” section for further details.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 7

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Basic earnings per share – reported	$3.62	$1.76	$2.04	$9.48	$7.73

Adjustments for items of note	(1.44)	0.33	0.05	(1.11)	0.19
Basic earnings per share – adjusted	$2.18	$2.09	$2.09	$8.38	$7.92
Diluted earnings per share – reported	$3.62	$1.75	$2.04	$9.47	$7.72

Adjustments for items of note	(1.44)	0.33	0.05	(1.10)	0.19
Diluted earnings per share – adjusted	$2.18	$2.09	$2.09	$8.36	$7.91

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Provision for income taxes – reported	$1,297	$703	$910	$3,986	$3,621

Total adjustments for items of note	(550)	189	11	(391)	37
Provision for income taxes – adjusted	$747	$892	$921	$3,595	$3,658
Effective income tax rate – reported	16.9%	19.3%	20.4%	19.5%	21.1%

Effective income tax rate – adjusted[1]	16.7	20.3	20.4	20.1	21.1

[1]	For additional information about this metric, refer to the Glossary in the 2022 MD&A.

RETURN ON COMMON EQUITY

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP ratio, and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% CET1 Capital effective the first quarter of 2022 compared with 9% in fiscal 2021.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021

Average common equity	$98,199	$92,963	$93,936	$95,326	$90,677
Net income available to common shareholders – reported	6,564	3,171	3,718	17,170	14,049

Items of note, net of income taxes	(2,606)	599	85	(2,004)	351
Net income available to common shareholders – adjusted	$3,958	$3,770	$3,803	$15,166	$14,400
Return on common equity – reported	26.5%	13.5%	15.7%	18.0%	15.5%

Return on common equity – adjusted	16.0	16.1	16.1	15.9	15.9

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2022	July 31 2022	October 31 2021	October 31 2022	October 31 2021
Average common equity	$98,199	$92,963	$93,936	$95,326	$90,677
Average goodwill	17,334	16,704	16,408	16,803	16,404
Average imputed goodwill and intangibles on investments in Schwab	6,374	6,600	6,570	6,515	6,667
Average other acquired intangibles[1]	463	476	565	492	439

Average related deferred tax liabilities	(172)	(172)	(173)	(172)	(171)

Average tangible common equity	74,200	69,355	70,566	71,688	67,338
Net income available to common shareholders – reported	6,564	3,171	3,718	17,170	14,049

Amortization of acquired intangibles, net of income taxes	51	52	65	216	253
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	6,615	3,223	3,783	17,386	14,302

Other items of note, net of income taxes	(2,657)	547	20	(2,220)	98
Net income available to common shareholders – adjusted	$3,958	$3,770	$3,803	$15,166	$14,400
Return on tangible common equity	35.4%	18.4%	21.3%	24.3%	21.2%

Return on tangible common equity – adjusted	21.2	21.6	21.4	21.2	21.4

[1]	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 8

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average US to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the twelve months ended
	October 31, 2022 vs. October 31, 2021 Increase (Decrease)	October 31, 2022 vs. October 31, 2021 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$201	$312
Total revenue – adjusted[1]	201	311
Non-interest expenses – reported	110	171

Non-interest expenses – adjusted[1]	106	166
Net income – reported, after-tax	69	111
Net income – adjusted, after-tax[1]	72	114

Share of net income from investment in Schwab[2]	11	15
U.S. Retail segment net income – reported, after-tax	80	126

U.S. Retail segment net income – adjusted, after-tax[1]	83	129
Earnings per share (Canadian dollars)
Basic – reported	$0.04	$0.07
Basic – adjusted[1]	0.05	0.07
Diluted – reported	0.04	0.07

Diluted – adjusted[1]	0.05	0.07

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the twelve months ended
	October 31 2022	October 31 2021	October 31 2022	October 31 2021

U.S. dollar	0.751	0.796	0.777	0.795

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, commencing the fourth quarter of 2022, the Bank’s operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The comparative period information has been adjusted to reflect the new segment alignment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $36 million, compared with $36 million in the fourth quarter last year, and $41 million in the prior quarter.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 9:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)		For the three months ended
	October 31 2022	July 31 2022	October 31 2021
Net interest income	$3,388	$3,199	$2,863

Non-interest income	1,066	1,061	991
Total revenue	4,454	4,260	3,854
Provision for (recovery of) credit losses – impaired	184	142	140

Provision for (recovery of) credit losses – performing	45	28	(87)
Total provision for (recovery of) credit losses	229	170	53
Non-interest expenses	1,921	1,807	1,720

Provision for (recovery of) income taxes	610	605	552
Net income	$1,694	$1,678	$1,529
Selected volumes and ratios
Return on common equity[1]	41.9%	42.3%	46.4%
Net interest margin (including on securitized assets)[2]	2.70	2.59	2.48

Efficiency ratio	43.1	42.4	44.6
Number of Canadian Retail branches at period end	1,060	1,060	1,061

Average number of full-time equivalent staff	28,936	28,944	27,693

[1]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the 2022 MD&A, for additional information about these metrics.

Quarterly comparison – Q4 2022 vs. Q4 2021

Canadian Personal and Commercial Banking net income for the quarter was $1,694 million, an increase of $165 million, or 11%, compared with the fourth quarter last year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized ROE for the quarter was 41.9%, compared with 46.4%, in the fourth quarter last year.

Revenue for the quarter was $4,454 million, an increase of $600 million, or 16%, compared with the fourth quarter last year.

Net interest income was $3,388 million, an increase of $525 million, or 18%, reflecting higher margins and volume growth. Average loan volumes increased $44 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $18 billion, or 4%, reflecting 8% growth in personal deposits and 2% decrease in business deposits. Net interest margin was 2.70%, an increase of 22 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margin on loans, and changes in balance sheet mix.

Non-interest income was $1,066 million, an increase of $75 million, or 8%, reflecting increased client activity, including credit card-related and foreign exchange revenue.

PCL was $229 million, an increase of $176 million compared with the fourth quarter last year. PCL – impaired for the quarter was $184 million, an increase of $44 million, or 31%, reflecting some normalization of credit performance. PCL – performing was $45 million, compared with a recovery of $87 million in the prior year. The performing build this quarter reflects some normalization of credit performance, deterioration in the economic outlook, and volume growth. Total PCL as an annualized percentage of credit volume was 0.17%, an increase of 13 bps compared with the fourth quarter last year.

Non-interest expenses for the quarter were $1,921 million, an increase of $201 million, or 12%, compared with the fourth quarter last year, primarily reflecting higher spend supporting business growth, including technology and employee-related expenses.

The efficiency ratio for the quarter was 43.1%, compared with 44.6% in the fourth quarter last year.

Quarterly comparison – Q4 2022 vs. Q3 2022

Canadian Personal and Commercial Banking net income for the quarter was $1,694 million, an increase of $16 million, or 1%, compared with the prior quarter, reflecting revenue growth, partially offset by higher non-interest expenses and PCL. The annualized ROE for the quarter was 41.9%, compared with 42.3% in the prior quarter.

Revenue increased $194 million, or 5%, compared with the prior quarter. Net interest income increased $189 million, or 6%, reflecting higher margins and volume growth. Average loan volumes increased $9 billion, or 2%, reflecting 2% growth in personal loans and 3% growth in business loans. Average deposit volumes were relatively flat compared with the prior quarter, reflecting 2% growth in personal deposits and 2% decrease in business deposits. Net interest margin was 2.70%, an increase of 11 bps, due to higher margins on deposits reflecting rising interest rates, partially offset by lower margin on loans.

Non-interest income was relatively flat compared with the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 10

PCL increased by $59 million compared with the prior quarter. PCL – impaired increased by $42 million, or 30%, reflecting some normalization of credit performance. PCL – performing was $45 million, an increase of $17 million. The performing build this quarter reflects some normalization of credit performance, deterioration in the economic outlook, and volume growth. Total PCL as an annualized percentage of credit volume was 0.17%, an increase of 4 bps.

Non-interest expenses increased $114 million, or 6%, compared with the prior quarter, primarily reflecting higher spend supporting business growth, including employee-related expenses, technology, and marketing costs.

The efficiency ratio for the quarter was 43.1%, compared with 42.4% in the prior quarter.

TABLE 10:  U.S. RETAIL

(millions of dollars, except as noted)		For the three months ended
Canadian Dollars	October 31 2022	July 31 2022	October 31 2021
Net interest income	$2,957	$2,453	$2,103

Non-interest income	638	648	677
Total revenue	3,595	3,101	2,780
Provision for (recovery of) credit losses – impaired	166	135	68

Provision for (recovery of) credit losses – performing	59	(28)	(144)
Total provision for (recovery of) credit losses	225	107	(76)
Non-interest expenses – reported	1,976	1,715	1,617
Non-interest expenses – adjusted[1,2]	1,909	1,686	1,617
Provision for (recovery of) income taxes – reported	165	126	111

Provision for (recovery of) income taxes – adjusted[1]	181	133	111
U.S. Retail Bank net income – reported	1,229	1,153	1,128

U.S. Retail Bank net income – adjusted[1]	1,280	1,175	1,128

Share of net income from investment in Schwab[3,4]	310	289	246
Net income – reported	$1,539	$1,442	$1,374
Net income – adjusted[1]	1,590	1,464	1,374

U.S. Dollars
Net interest income	$2,220	$1,905	$1,673

Non-interest income	479	504	539
Total revenue	2,699	2,409	2,212
Provision for (recovery of) credit losses – impaired	125	105	53

Provision for (recovery of) credit losses – performing	44	(22)	(115)
Total provision for (recovery of) credit losses	169	83	(62)
Non-interest expenses – reported	1,482	1,332	1,288
Non-interest expenses – adjusted[1,2]	1,432	1,310	1,288
Provision for (recovery of) income taxes – reported	122	98	89

Provision for (recovery of) income taxes – adjusted[1]	135	103	89
U.S. Retail Bank net income – reported	926	896	897

U.S. Retail Bank net income – adjusted[1]	963	913	897

Share of net income from investment in Schwab[3,4]	237	226	195
Net income – reported	$1,163	$1,122	$1,092
Net income – adjusted[1]	1,200	1,139	1,092
Selected volumes and ratios
Return on common equity – reported[5]	15.4%	14.8%	14.5%
Return on common equity – adjusted[1,5]	15.8	15.0	14.5
Net interest margin[1,6]	3.13	2.62	2.21
Efficiency ratio – reported	54.9	55.3	58.2

Efficiency ratio – adjusted[1]	53.1	54.4	58.2
Assets under administration (billions of U.S. dollars)[7]	$34	$32	$30

Assets under management (billions of U.S. dollars)[7]	33	36	41
Number of U.S. retail stores	1,160	1,158	1,148

Average number of full-time equivalent staff	26,710	25,968	24,771

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the First Horizon acquisition – Q4 2022: $67 million or US$50 million ($51 million or US$37 million after-tax), Q3 2022: $29 million or US$22 million ($22 million or US$17 million after-tax)

[3]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 12 of the 2022 Consolidated Financial Statements for further details.
[4]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[5]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective in the first quarter of the fiscal 2022 compared with 9% in the prior year.
[6]

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

[7]	For additional information about this metric, refer to the Glossary in the 2022 MD&A.

Quarterly comparison – Q4 2022 vs. Q4 2021

U.S. Retail reported net income for the quarter was $1,539 million (US$1,163 million), an increase of $165 million (US$71 million), or 12% (7% in U.S. dollars) compared with the fourth quarter last year. On an adjusted basis, net income for the quarter was $1,590 million (US$1,200 million), an increase of $216 million (US$108 million), or 16% (10% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 15.4% and 15.8%, respectively, compared with 14.5% in the fourth quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $310 million (US$237 million), an increase of $64 million (US$42 million), or 26% (22% in U.S. dollars), reflecting higher net interest income, partially offset by higher expenses, lower asset management fees and lower trading revenue.

U.S. Retail Bank reported net income was $1,229 million (US$926 million), an increase of $101 million (US$29 million), or 9% (3% in U.S. dollars), compared with the fourth quarter last year, primarily reflecting higher revenue, partially offset by higher PCL and non-interest expenses including acquisition and integration-related charges for the First Horizon acquisition. U.S. Retail Bank adjusted net income was $1,280 million (US$963 million), an increase of $152 million (US$66 million), or 13% (7% in U.S. dollars), compared with the fourth quarter last year, reflecting higher revenue, partially offset by higher PCL and non-interest expenses.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 11

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,699 million, an increase of US$487 million, or 22%, compared with the fourth quarter last year. Net interest income of US$2,220 million, increased US$547 million, or 33%, driven by the benefit of higher deposit margins from the rising rate environment, higher business and personal deposits and higher loan volumes along with higher earnings on investments, partially offset by lower income from PPP loan forgiveness and lower margin on loans. Net interest margin of 3.13%, increased 92 bps, as higher margin on deposits reflecting the rising interest rate environment and positive balance sheet mix was partially offset by lower income from PPP loan forgiveness and lower margin on loans. Non-interest income of US$479 million decreased US$60 million, or 11%, compared with the fourth quarter last year, reflecting lower overdraft fees and higher valuation of certain investments in the prior year.

Average loan volumes increased US$7 billion, or 4%, compared with the fourth quarter last year. Personal loans increased 10%, reflecting higher residential mortgage and auto originations coupled with lower prepayments, and higher credit card volumes. Business loans were flat, reflecting strong originations, new customer growth, higher commercial line utilization and increased customer activity, offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 5%. Average deposit volumes were flat, reflecting a 5% increase in personal deposits, flat business deposit volumes, and a 5% decrease in sweep deposits.

Assets under administration (AUA) were US$34 billion as at October 31, 2022, an increase of US$4 billion, or 13%, compared with the fourth quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$33 billion as at October 31, 2022, a decrease of US$8 billion, or 20%, compared with the fourth quarter last year, reflecting market depreciation and net asset outflows.

PCL for the quarter was US$169 million, compared with a recovery of US$62 million in the fourth quarter last year. PCL – impaired was US$125 million, an increase of US$72 million, or 136%, reflecting some normalization of credit performance. PCL – performing was US$44 million, compared with a recovery of US$115 million in the prior year. The performing build this quarter reflects some normalization of credit performance, deterioration in the economic outlook, and volume growth. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.40%, an increase of 55 bps, compared with the fourth quarter last year.

Reported non-interest expenses for the quarter were US$1,482 million, an increase of US$194 million, or 15%, compared with the fourth quarter last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition and higher investments in the business. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest expenses increased US$144 million, or 11%.

The reported and adjusted efficiency ratios for the quarter were 54.9% and 53.1%, respectively, compared with 58.2%, in the fourth quarter last year.

Quarterly comparison – Q4 2022 vs. Q3 2022

U.S. Retail reported net income of $1,539 million (US$1,163 million) increased $97 million (US$41 million), or 7% (4% in U.S. dollars), compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,590 million (US$1,200 million), an increase of $126 million (US$61 million), or 9% (5% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 15.4% and 15.8%, respectively, compared with 14.8% and 15.0%, respectively, in the prior quarter.

The contribution from Schwab of $310 million (US$237 million), increased $21 million (US$11 million), or 7% (5% in U.S. dollars), reflecting higher net interest income.

U.S. Retail Bank reported net income was $1,229 million (US$926 million), an increase of $76 million (US$30 million), or 7% (3% in U.S. dollars), compared with the prior quarter, reflecting higher revenue, partially offset by higher PCL and non-interest expenses including acquisition and integration-related charges for the First Horizon acquisition. U.S. Retail Bank adjusted net income was $1,280 million (US$963 million), an increase of $105 million (US$50 million), or 9% (5% in U.S. dollars), reflecting higher revenue, partially offset by higher PCL and non-interest expenses.

Revenue increased US$290 million, or 12%, compared with the prior quarter. Net interest income of US$2,220 million increased US$315 million, or 17%, reflecting the benefit of higher deposit margins due to the rising interest rate environment, partially offset by lower margin on loans. Net interest margin of 3.13% increased 51 bps quarter over quarter, as higher margin on deposits reflecting the rising interest rate environment and positive balance sheet mix was partially offset by lower margin on loans. Non-interest income of US$479 million decreased US$25 million, or 5%, reflecting lower overdraft fees.

Average loan volumes increased US$4 billion, or 2%, compared with the prior quarter. Personal loans increased 4%, reflecting higher originations in residential mortgage, auto, and home equity coupled with lower prepayments, and higher credit card volumes. Business loans increased 1%, or 2% excluding PPP loans, reflecting strong originations, new customer growth, and increased customer activity. Average deposit volumes decreased US$10 billion, or 3%, compared with the prior quarter reflecting a 1% decrease in personal deposits and a 7% decline in sweep deposits, partially offset by a 1% increase in business deposits.

AUA were US$34 billion as at October 31, 2022, an increase of US$2 billion, or 6%, compared with the prior quarter, reflecting net asset growth. AUM were US$33 billion as at October 31, 2022, a decrease of US$3 billion, or 8%, reflecting market depreciation and net asset outflows.

PCL increased by US$86 million compared with the prior quarter. PCL – impaired increased US$20 million, or 19%, reflecting some further normalization of credit performance. PCL – performing was US$44 million, compared with a recovery of US$22 million in the prior quarter. The performing build this quarter reflects some normalization of credit performance, deterioration in the economic outlook and volume growth. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.40%, higher by 20 bps.

Reported non-interest expenses for the quarter were US$1,482 million, an increase of US$150 million, or 11%, reflecting higher employee-related expenses, higher investments in the business, and acquisition and integration-related charges for the First Horizon acquisition. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest expenses increased US$122 million, or 9%.

The reported and adjusted efficiency ratios for the quarter were 54.9% and 53.1%, respectively, compared with 55.3% and 54.4%, respectively, in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 12

TABLE 11:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2022	July 31 2022	October 31 2021
Net interest income	$272	$249	$199

Non-interest income	2,359	2,511	2,467
Total revenue	2,631	2,760	2,666
Provision for (recovery of) credit losses – impaired	–	–	–

Provision for (recovery of) credit losses – performing	–	–	–
Total provision for (recovery of) credit losses	–	–	–
Insurance claims and related expenses	723	829	650
Non-interest expenses	1,208	1,150	1,192

Provision for (recovery of) income taxes	184	206	216
Net income	$516	$575	$608

Selected volumes and ratios
Return on common equity[1]	39.5%	44.6%	51.4%

Efficiency ratio	45.9	41.7	44.7
Assets under administration (billions of Canadian dollars)[2]	$517	$526	$557

Assets under management (billions of Canadian dollars)	397	408	427

Average number of full-time equivalent staff	15,952	16,092	14,512

[1]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of 2022 compared with 9% in the prior year.
[2]	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

Quarterly comparison – Q4 2022 vs. Q4 2021

Wealth Management and Insurance net income for the quarter was $516 million, a decrease of $92 million, or 15%, compared with the fourth quarter last year, reflecting lower non-interest income in the wealth management business and higher claims in the insurance business, partially offset by higher net interest income. The annualized ROE for the quarter was 39.5%, compared with 51.4%, in the fourth quarter last year.

Revenue for the quarter was $2,631 million, a decrease of $35 million, or 1%, compared with the fourth quarter last year. Non-interest income was $2,359 million, a decrease of $108 million, or 4%, reflecting lower transaction and fee-based revenue in the wealth management business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, partially offset by higher insurance premiums. Net interest income was $272 million, an increase of $73 million, or 37%, reflecting volume growth and higher margins.

AUA were $517 billion as at October 31, 2022, a decrease of $40 billion, or 7%, and AUM were $397 billion as at October 31, 2022, a decrease of $30 billion, or 7%, compared with the fourth quarter last year, both reflecting market depreciation, partially offset by net asset growth.

Insurance claims and related expenses were $723 million, an increase of $73 million, or 11%, compared with the fourth quarter last year, reflecting increased driving activity, inflationary costs and more severe weather-related events, partially offset by favourable prior years’ claims development and the impact of a higher discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest income.

Non-interest expenses for the quarter were $1,208 million, an increase of $16 million, or 1%, compared with the fourth quarter last year, reflecting higher spend supporting business growth, including higher employee-related expenses and technology costs, largely offset by the impact of lower legal provisions and variable compensation.

The efficiency ratio for the quarter was 45.9%, compared with 44.7% in the fourth quarter last year.

Quarterly comparison – Q4 2022 vs. Q3 2022

Wealth Management and Insurance net income for the quarter was $516 million, a decrease of $59 million, or 10%, compared with the prior quarter, reflecting lower revenue and higher non-interest expenses, partially offset by lower insurance claims and related expenses. The annualized ROE for the quarter was 39.5%, compared with 44.6%, in the prior quarter.

Revenue decreased $129 million, or 5%, compared with the prior quarter. Non-interest income decreased $152 million, or 6%, reflecting lower transaction and fee-based revenue in the wealth management business, lower insurance premiums and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims. Net interest income increased $23 million, or 9%, reflecting higher margins.

AUA decreased $9 billion, or 2% compared with the prior quarter, reflecting market depreciation, partially offset by net asset growth. AUM decreased $11 billion, or 3%, compared with the prior quarter, primarily reflecting market depreciation.

Insurance claims and related expenses decreased $106 million, or 13%, compared with the prior quarter, reflecting the impact of a higher discount rate which resulted in a similar decrease in the fair value of investments supporting claims liabilities reported in non-interest income, favourable prior years’ claims development and current year claims experience.

Non-interest expenses for the quarter increased $58 million, or 5%, compared with the prior quarter, reflecting higher spend supporting business growth, including marketing and technology costs and higher employee-related expenses.

The efficiency ratio for the quarter was 45.9%, compared with 41.7% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 13

TABLE 12:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2022	July 31 2022	October 31 2021
Net interest income (TEB)	$683	$786	$689

Non-interest income	476	290	461
Total revenue	1,159	1,076	1,150
Provision for (recovery of) credit losses – impaired	24	–	(14)

Provision for (recovery of) credit losses – performing	2	25	(63)
Total provision for (recovery of) credit losses	26	25	(77)
Non-interest expenses – reported	802	691	658
Non-interest expenses – adjusted[1,2]	784	691	658
Provision for (recovery of) income taxes (TEB) – reported	70	89	149

Provision for (recovery of) income taxes (TEB) – adjusted[1]	74	89	149
Net income – reported	261	271	420
Net income – adjusted[1]	$275	$271	$420

Selected volumes and ratios
Trading-related revenue (TEB)[3]	$560	$547	$510
Average gross lending portfolio (billions of Canadian dollars)[4]	85.0	72.2	58.1
Return on common equity – reported[5]	8.2%	8.9%	18.6%
Return on common equity – adjusted[1,5]	8.6	8.9	18.6
Efficiency ratio – reported	69.2	64.2	57.2

Efficiency ratio – adjusted[1]	67.6	64.2	57.2

Average number of full-time equivalent staff	5,301	5,163	4,910

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q4 2022: $18 million ($14 million after-tax).
[3]

Includes net interest income TEB of $407 million (July 2022 – $567 million, October 2021 – $514 million), and trading income (loss) of $153 million (July 2022 – ($20) million, October 2021 – ($4) million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary in the 2022 MD&A, for additional information about this metric.

[4]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[5]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective in the first quarter of the fiscal 2022 compared with 9% in the prior year.

Quarterly comparison – Q4 2022 vs. Q4 2021

Wholesale Banking reported net income for the quarter was $261 million, a decrease of $159 million, or 38%, compared with the fourth quarter last year, reflecting higher non-interest expenses and PCL. On an adjusted basis, net income was $275 million, a decrease of $145 million, or 35%.

Revenue for the quarter was $1,159 million, an increase of $9 million, or 1%, compared with the fourth quarter last year, reflecting higher global transaction banking, trading-related, and lending revenue, partially offset by lower underwriting revenue and markdowns in certain loan underwriting commitments.

PCL for the quarter was $26 million, compared with a recovery of $77 million in the fourth quarter last year. PCL – impaired was $24 million primarily reflecting credit migration. PCL – performing was $2 million.

Reported non-interest expenses were $802 million, an increase of $144 million, or 22%, compared with the fourth quarter last year, reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, timing of employee-related costs, acquisition and integration-related charges primarily for the Cowen acquisition, and the impact of foreign exchange translation. On an adjusted basis, non-interest expenses were $784 million, an increase of $126 million or 19%.

Quarterly comparison – Q4 2022 vs. Q3 2022

Wholesale Banking reported net income for the quarter was $261 million, a decrease of $10 million, or 4%, compared with the prior quarter, reflecting higher non-interest expenses, partially offset by higher revenue. On an adjusted basis, net income was $275 million, an increase of $4 million, or 1%.

Revenue for the quarter increased $83 million, or 8%, reflecting higher global transaction banking revenue, loan fees, and lending revenue, partially offset by lower advisory revenue and markdowns in certain loan underwriting commitments.

PCL increased by $1 million compared with the prior quarter. PCL – impaired was $24 million primarily reflecting credit migration. PCL – performing was $2 million.

Reported non-interest expenses for the quarter increased $111 million, or 16%, reflecting the timing of employee-related costs, continued investments in technology, acquisition and integration-related charges primarily for the Cowen acquisition, and the impact of foreign exchange translation. On an adjusted basis, non-interest expenses increased $93 million or 13%.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 14

TABLE 13:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	October 31 2022	July 31 2022	October 31 2021

Net income (loss) – reported	$2,661	$(752)	$(150)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	57	58	74
Acquisition and integration charges related to the Schwab transaction	18	23	22
Mitigation of interest rate volatility to closing capital on First Horizon acquisition	(2,319)	678	–
Gain on sale of Schwab shares	(997)	–	–

Less: impact of income taxes	(570)	182	11
Net income (loss) – adjusted[1]	$(10)	$(175)	$(65)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(187)	$(196)	$(202)

Other	177	21	137
Net income (loss) – adjusted[1]	$(10)	$(175)	$(65)

Selected volumes

Average number of full-time equivalent staff	21,373	20,950	17,772

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the 2022 MD&A.

Quarterly comparison – Q4 2022 vs. Q4 2021

Corporate segment’s reported net income for the quarter was $2,661 million, compared with reported net loss of $150 million in the fourth quarter last year. The year-over-year increase primarily reflects gains from mitigation of interest rate volatility to closing capital on First Horizon acquisition and from the sale of Schwab shares, lower net corporate expenses, and a higher contribution from other items. The decrease in net corporate expenses largely reflects corporate real estate optimization costs in the prior year. The increase in other items primarily reflects the favourable tax impact of earnings mix and the recognition of unused tax losses, partially offset by lower revenue from treasury and balance sheet management activities this quarter. The adjusted net loss for the quarter was $10 million, compared with an adjusted net loss of $65 million in the fourth quarter last year.

Quarterly comparison – Q4 2022 vs. Q3 2022

Corporate segment’s reported net income for the quarter was $2,661 million, compared with reported net loss of $752 million in the prior quarter. The quarter-over-quarter increase primarily reflects gains from mitigation of interest rate volatility to closing capital on First Horizon acquisition and from the sale of Schwab shares, lower net corporate expenses, and a higher contribution from other items. The increase in other items primarily reflects the favourable tax impact of earnings mix and the recognition of unused tax losses, partially offset by lower revenue from treasury and balance sheet management activities this quarter. The adjusted net loss for the quarter was $10 million, compared with an adjusted net loss of $175 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 15

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)		As at
	October 31 2022	October 31 2021
ASSETS
Cash and due from banks	$8,556	$5,931
Interest-bearing deposits with banks	137,294	159,962

	145,850	165,893
Trading loans, securities, and other	143,726	147,590
Non-trading financial assets at fair value through profit or loss	10,946	9,390
Derivatives	103,873	54,427
Financial assets designated at fair value through profit or loss	5,039	4,564
Financial assets at fair value through other comprehensive income	69,675	79,066

	333,259	295,037
Debt securities at amortized cost, net of allowance for credit losses	342,774	268,939
Securities purchased under reverse repurchase agreements	160,167	167,284
Loans
Residential mortgages	293,924	268,340
Consumer instalment and other personal	206,152	189,864
Credit card	36,010	30,738
Business and government	301,389	240,070

	837,475	729,012

Allowance for loan losses	(6,432)	(6,390)

Loans, net of allowance for loan losses	831,043	722,622
Other
Customers’ liability under acceptances	19,733	18,448
Investment in Schwab	8,088	11,112
Goodwill	17,656	16,232
Other intangibles	2,303	2,123
Land, buildings, equipment, and other depreciable assets	9,400	9,181
Deferred tax assets	2,193	2,265
Amounts receivable from brokers, dealers, and clients	19,760	32,357
Other assets	25,302	17,179

	104,435	108,897
Total assets	$1,917,528	$1,728,672
LIABILITIES
Trading deposits	$23,805	$22,891
Derivatives	91,133	57,122
Securitization liabilities at fair value	12,612	13,505
Financial liabilities designated at fair value through profit or loss	162,786	113,988

	290,336	207,506
Deposits
Personal	660,838	633,498
Banks	38,263	20,917
Business and government	530,869	470,710

	1,229,970	1,125,125
Other
Acceptances	19,733	18,448
Obligations related to securities sold short	45,505	42,384
Obligations related to securities sold under repurchase agreements	128,024	144,097
Securitization liabilities at amortized cost	15,072	15,262
Amounts payable to brokers, dealers, and clients	25,195	28,993
Insurance-related liabilities	7,468	7,676
Other liabilities	33,552	28,133

	274,549	284,993
Subordinated notes and debentures	11,290	11,230
Total liabilities	1,806,145	1,628,854
EQUITY
Shareholders’ Equity
Common shares	24,363	23,066
Preferred shares and other equity instruments	11,253	5,700
Treasury – common shares	(91)	(152)
Treasury – preferred shares and other equity instruments	(7)	(10)
Contributed surplus	179	173
Retained earnings	73,698	63,944
Accumulated other comprehensive income (loss)	1,988	7,097
Total equity	111,383	99,818
Total liabilities and equity	$1,917,528	$1,728,672

[1]	The amounts as at October 31, 2022 and October 31, 2021, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 16

CONSOLIDATED STATEMENT OF INCOME[1]
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31 2022	October 31 2021	October 31 2022	October 31 2021
Interest income[2]
Loans	$9,793	$6,009	$29,666	$23,959
Securities
Interest	3,419	960	7,928	3,721
Dividends	500	394	1,822	1,594
Deposits with banks	987	76	1,616	307

	14,699	7,439	41,032	29,581
Interest expense
Deposits	5,255	776	9,748	3,742
Securitization liabilities	185	88	573	343
Subordinated notes and debentures	105	93	397	374
Other	1,524	220	2,961	991

	7,069	1,177	13,679	5,450
Net interest income	7,630	6,262	27,353	24,131
Non-interest income
Investment and securities services	1,381	1,565	5,869	6,179
Credit fees	438	374	1,615	1,453
Trading income (loss)	(219)	(12)	(257)	313
Service charges	719	711	2,871	2,655
Card services	750	651	2,890	2,435
Insurance revenue	1,310	1,248	5,380	4,877

Other income (loss)	3,554	142	3,311	650

	7,933	4,679	21,679	18,562
Total revenue	15,563	10,941	49,032	42,693
Provision for (recovery of) credit losses	617	(123)	1,067	(224)
Insurance claims and related expenses	723	650	2,900	2,707
Non-interest expenses
Salaries and employee benefits	3,507	3,051	13,394	12,378
Occupancy, including depreciation	433	440	1,660	1,882
Technology and equipment, including depreciation	521	449	1,902	1,694
Amortization of other intangibles	147	179	599	706
Communication and marketing	403	378	1,355	1,203
Brokerage-related and sub-advisory fees	97	112	408	427
Professional, advisory and outside services	692	568	2,190	1,620
Other	745	770	3,133	3,166

	6,545	5,947	24,641	23,076
Income before income taxes and share of net income from investment in Schwab	7,678	4,467	20,424	17,134
Provision for (recovery of) income taxes	1,297	910	3,986	3,621
Share of net income from investment in Schwab	290	224	991	785
Net income	6,671	3,781	17,429	14,298
Preferred dividends and distributions on other equity instruments	107	63	259	249
Net income available to common shareholders	$6,564	$3,718	$17,170	$14,049
Earnings per share (Canadian dollars)
Basic	$3.62	$2.04	$9.48	$7.73
Diluted	3.62	2.04	9.47	7.72
Dividends per common share (Canadian dollars)	0.89	0.79	3.56	3.16

[1]

The amounts for the three months ended October 31, 2022, and October 31, 2021, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2022 and October 31, 2021, have been derived from the audited financial statements.

[2]

Includes $12,315 million and $35,277 million, for the three and twelve months ended October 31, 2022, respectively (three and twelve months ended October 31, 2021 – $6,646 million and $26,706 million, respectively) which have been calculated based on the effective interest rate method.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2022	October 31 2021	October 31 2022	October 31 2021
Net income	$6,671	$3,781	$17,429	$14,298
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/ (loss)	(269)	(124)	(1,343)	27
Reclassification to earnings of net loss /(gain)	7	(11)	2	(75)
Changes in allowance for credit losses recognized in earnings	(2)	3	(5)	1
Income taxes relating to:
Change in unrealized gain/(loss)	63	30	360	(2)

Reclassification to earnings of net loss/(gain)	–	2	–	16

	(201)	(100)	(986)	(33)
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	5,871	(699)	9,230	(6,082)
Reclassification to earnings of net loss /(gain)	50	–	50	–
Net gain/(loss) on hedges	(2,084)	312	(3,271)	2,649
Reclassification to earnings of net loss /(gain) on hedges	(68)	–	(68)	–
Income taxes relating to:
Net gain/(loss) on hedges	548	(82)	859	(694)

Reclassification to earnings of net loss /(gain) on hedges	18	–	18	–

	4,335	(469)	6,818	(4,127)
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	(1,485)	(2,016)	(6,179)	(3,172)
Reclassification to earnings of loss/(gain)	(3,600)	185	(4,100)	607
Income taxes relating to:
Change in gain/(loss)	419	518	1,660	761

Reclassification to earnings of loss/(gain)	890	(41)	972	(92)

	(3,776)	(1,354)	(7,647)	(1,896)

Share of other comprehensive income (loss) from investment in Schwab	(721)	(198)	(3,200)	(768)
Items that will not be subsequently reclassified to net income
Remeasurement gain/(loss) on employee benefit plans
Gain/(loss)	(399)	659	1,105	2,422

Income taxes	105	(172)	(290)	(635)

	(294)	487	815	1,787
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	(62)	55	(214)	587

Income taxes	16	(15)	56	(154)

	(46)	40	(158)	433
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	52	19	87	69

Income taxes	(14)	(5)	(23)	(18)

	38	14	64	51
Total other comprehensive income (loss)	(665)	(1,580)	(4,294)	(4,553)
Total comprehensive income (loss)	$6,006	$2,201	$13,135	$9,745
Attributable to:
Common shareholders	$5,899	$2,138	$12,876	$9,496

Preferred shareholders and other equity instrument holders	107	63	259	249

[1]

The amounts for the three months ended October 31, 2022, and October 31, 2021, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2022 and October 31, 2021, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 18

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2022	October 31 2021	October 31 2022	October 31 2021
Common shares
Balance at beginning of period	$23,744	$22,945	$23,066	$22,487
Proceeds from shares issued on exercise of stock options	23	19	120	165
Shares issued as a result of dividend reinvestment plan	596	102	1,442	414

Purchase of shares for cancellation and other	–	–	(265)	–

Balance at end of period	24,363	23,066	24,363	23,066
Preferred shares and other equity instruments
Balance at beginning of period	7,350	6,700	5,700	5,650
Issue of shares and other equity instruments	3,903	–	5,553	1,750

Redemption of shares and other equity instruments	–	(1,000)	–	(1,700)

Balance at end of period	11,253	5,700	11,253	5,700
Treasury – common shares
Balance at beginning of period	(104)	(189)	(152)	(37)
Purchase of shares	(2,721)	(2,461)	(10,852)	(10,859)

Sale of shares	2,734	2,498	10,913	10,744

Balance at end of period	(91)	(152)	(91)	(152)
Treasury – preferred shares and other equity instruments
Balance at beginning of period	(16)	(5)	(10)	(4)
Purchase of shares and other equity instruments	(113)	(98)	(255)	(205)

Sale of shares and other equity instruments	122	93	258	199

Balance at end of period	(7)	(10)	(7)	(10)
Contributed surplus
Balance at beginning of period	169	125	173	121
Net premium (discount) on sale of treasury instruments	(19)	5	(3)	–
Issuance of stock options, net of options exercised	2	3	18	6

Other	27	40	(9)	46

Balance at end of period	179	173	179	173
Retained earnings
Balance at beginning of period	69,090	61,167	63,944	53,845
Net income attributable to equity instrument holders	6,671	3,781	17,429	14,298
Common dividends	(1,613)	(1,437)	(6,442)	(5,741)
Preferred dividends and distributions on other equity instruments	(107)	(63)	(259)	(249)
Share and other equity instrument issue expenses	(19)	–	(24)	(5)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments	–	–	(1,930)	(1)
Remeasurement gain/(loss) on employee benefit plans	(294)	487	815	1,787

Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	(30)	9	165	10

Balance at end of period	73,698	63,944	73,698	63,944
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	(275)	610	510	543
Other comprehensive income (loss)	(199)	(103)	(981)	(34)

Allowance for credit losses	(2)	3	(5)	1

Balance at end of period	(476)	510	(476)	510
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	69	141	181	(252)
Other comprehensive income (loss)	(76)	49	7	443

Reclassification of loss/(gain) to retained earnings	30	(9)	(165)	(10)

Balance at end of period	23	181	23	181
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	40	–	14	(37)

Other comprehensive income (loss)	38	14	64	51

Balance at end of period	78	14	78	14
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	7,713	5,699	5,230	9,357

Other comprehensive income (loss)	4,335	(469)	6,818	(4,127)

Balance at end of period	12,048	5,230	12,048	5,230
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(1,941)	3,284	1,930	3,826

Other comprehensive income (loss)	(3,776)	(1,354)	(7,647)	(1,896)

Balance at end of period	(5,717)	1,930	(5,717)	1,930
Share of accumulated other comprehensive income (loss) from Investment in Schwab	(3,968)	(768)	(3,968)	(768)
Total accumulated other comprehensive income	1,988	7,097	1,988	7,097
Total equity	$111,383	$99,818	$111,383	$99,818

[1]

The amounts for the three months ended October 31, 2022, and October 31, 2021, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2022 and October 31, 2021, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 19

CONSOLIDATED STATEMENT OF CASH FLOWS[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2022	October 31 2021	October 31 2022	October 31 2021
Cash flows from (used in) operating activities
Net income	$6,671	$3,781	$17,429	$14,298
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses	617	(123)	1,067	(224)
Depreciation	316	296	1,167	1,360
Amortization of other intangibles	147	179	599	706
Net securities loss/(gain)	(8)	(11)	(60)	(14)
Share of net income from investment in Schwab	(290)	(224)	(991)	(785)
Gain on sale of Schwab shares	(997)	–	(997)	–
Deferred taxes	469	99	502	258
Changes in operating assets and liabilities
Interest receivable and payable	(150)	(30)	(412)	(288)
Securities sold under repurchase agreements	1,078	(11,766)	(16,073)	(44,779)
Securities purchased under reverse repurchase agreements	1,108	(5,130)	7,117	1,878
Securities sold short	(4,563)	5,661	3,121	7,030
Trading loans, securities, and other	4,407	(152)	3,864	1,177
Loans net of securitization and sales	(40,791)	(3,314)	(109,463)	(3,660)
Deposits	33,435	(110)	105,759	(6,494)
Derivatives	(9,817)	1,722	(15,435)	3,734
Non-trading financial assets at fair value through profit or loss	480	(138)	(1,556)	(842)
Financial assets and liabilities designated at fair value through profit or loss	22,697	21,701	48,323	54,498
Securitization liabilities	(215)	(138)	(1,083)	(719)
Current taxes	(1,121)	(682)	(4,100)	239
Brokers, dealers and clients amounts receivable and payable	2,165	(3,968)	8,799	(4,592)
Other, including unrealized foreign currency translation loss/(gain)	(13,047)	6,472	(8,628)	27,348
Net cash from (used in) operating activities	2,591	14,125	38,949	50,129
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	(42)	(11)	6	(7)
Common shares issued, net	21	17	108	145
Repurchase of common shares	–	–	(2,195)	–
Preferred shares and other equity instruments issued	3,884	–	5,529	1,745
Redemption of preferred shares and other equity instruments	–	–	(1,000)	(700)
Sale of treasury shares and other equity instruments	2,837	2,596	11,168	10,943
Purchase of treasury shares and other equity instruments	(2,834)	(2,559)	(11,107)	(11,064)
Dividends paid on shares and distributions paid on other equity instruments	(2,156)	(1,387)	(6,665)	(5,555)
Repayment of lease liabilities	(185)	(102)	(663)	(543)
Net cash from (used in) financing activities	1,525	(1,446)	(4,819)	(5,036)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(532)	6,967	30,455	(729)
Activities in financial assets at fair value through other comprehensive income
Purchases	(7,079)	(5,526)	(31,135)	(21,056)
Proceeds from maturities	8,002	6,631	33,158	33,541
Proceeds from sales	1,540	2,594	6,723	5,363
Activities in debt securities at amortized cost
Purchases	(30,848)	(36,360)	(149,560)	(153,896)
Proceeds from maturities	20,250	12,888	68,719	92,131
Proceeds from sales	5,160	652	8,720	2,365
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(461)	(358)	(1,454)	(1,129)
Net cash acquired from (paid for) divestitures and acquisitions	2,479	–	2,479	(1,858)
Net cash from (used in) investing activities	(1,489)	(12,512)	(31,895)	(45,268)
Effect of exchange rate changes on cash and due from banks	255	(53)	390	(339)
Net increase (decrease) in cash and due from banks	2,882	114	2,625	(514)
Cash and due from banks at beginning of period	5,674	5,817	5,931	6,445
Cash and due from banks at end of period	$8,556	$5,931	$8,556	$5,931
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$301	$1,590	$4,404	$4,071
Amount of interest paid during the period	6,428	1,136	12,523	5,878
Amount of interest received during the period	13,408	6,974	37,642	28,127
Amount of dividends received during the period	281	443	1,792	1,844

[1]

The amounts for the three months ended October 31, 2022, and October 31, 2021, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2022 and October 31, 2021, have been derived from the audited financial statements.

Appendix A – Segmented Information

For management reporting purposes, commencing the fourth quarter of 2022, the Bank reports its results under four key business segments: Canadian Personal and Commercial Banking, which includes the results of the Canadian personal and commercial banking businesses, and TD Auto Finance Canada; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; Wealth Management and Insurance; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 20

Results for these segments for the years ended October 31, 2022 and October 31, 2021 are presented in the following tables.

Results by Business Segment[1,2]

(millions of Canadian dollars)
	Canadian Personal and Commercial Banking		U.S. Retail		Wealth Management and Insurance		Wholesale Banking[3]		Corporate[3]		Total

			For the three months ended October 31

	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income (loss)	$3,388	$2,863	$2,957	$2,103	$272	$199	$683	$689	$330	$408	$7,630	$6,262
Non-interest income (loss)	1,066	991	638	677	2,359	2,467	476	461	3,394	83	7,933	4,679
Total revenue	4,454	3,854	3,595	2,780	2,631	2,666	1,159	1,150	3,724	491	15,563	10,941
Provision for (recovery of) credit losses	229	53	225	(76)	–	–	26	(77)	137	(23)	617	(123)
Insurance claims and related expenses	–	–	–	–	723	650	–	–	–	–	723	650
Non-interest expenses	1,921	1,720	1,976	1,617	1,208	1,192	802	658	638	760	6,545	5,947
Income (loss) before income taxes and share of net income from investment in Schwab	2,304	2,081	1,394	1,239	700	824	331	569	2,949	(246)	7,678	4,467
Provision for (recovery of) income taxes	610	552	165	111	184	216	70	149	268	(118)	1,297	910
Share of net income from investment in Schwab[4,5]	–	–	310	246	–	–	–	–	(20)	(22)	290	224
Net income (loss)	$1,694	$1,529	$1,539	$1,374	$516	$608	$261	$420	$2,661	$(150)	$6,671	$3,781

			For the twelve months ended October 31

	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income (loss)	$12,396	$11,195	$9,604	$8,074	$945	$762	$2,937	$2,630	$1,471	$1,470	$27,353	$24,131
Non-interest income (loss)	4,190	3,722	2,821	2,684	9,915	9,827	1,894	2,070	2,859	259	21,679	18,562
Total revenue	16,586	14,917	12,425	10,758	10,860	10,589	4,831	4,700	4,330	1,729	49,032	42,693
Provision for (recovery of) credit losses	491	256	335	(250)	1	2	37	(118)	203	(114)	1,067	(224)
Insurance claims and related expenses	–	–	–	–	2,900	2,707	–	–	–	–	2,900	2,707
Non-interest expenses	7,176	6,648	6,920	6,417	4,711	4,355	3,033	2,709	2,801	2,947	24,641	23,076
Income (loss) before income taxes and share of net income from investment in Schwab	8,919	8,013	5,170	4,591	3,248	3,525	1,761	2,109	1,326	(1,104)	20,424	17,134
Provision for (recovery of) income taxes	2,361	2,128	625	504	853	929	436	539	(289)	(479)	3,986	3,621
Share of net income from investment in Schwab[4,5]	–	–	1,075	898	–	–	–	–	(84)	(113)	991	785
Net income (loss)	$6,558	$5,885	$5,620	$4,985	$2,395	$2,596	$1,325	$1,570	$1,531	$(738)	$17,429	$14,298

Total Assets by Business Segment[6]

(millions of Canadian dollars)
	Canadian Personal and Commercial Baking	U.S. Retail	Wealth Management and Insurance	Wholesale Banking	Corporate	Total

		As at October 31, 2022
Total assets	$ 526,374	$585,297	$ 23,721	$635,094	$147,042	$1,917,528

		As at October 31, 2021
Total assets	$ 484,857	$559,503	$ 24,579	$514,681	$145,052	$1,728,672

[1]

The amounts for the three months ended October 31, 2022 and October 31, 2021 have been derived from the unaudited financial statements. The amounts for the twelve months ended October 31, 2022 and October 31, 2021 have been derived from the audited financial statements.

[2]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]

The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

[5]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 12 for further details.
[6]	Total assets as at October 31, 2022 and October 31, 2021 have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 21

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)

Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TSX Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or

http://www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States

Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 43006

Providence, RI 02940-3006

or

Computershare

150 Royall Street

Canton, MA 02021

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610 www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s Annual Report on Form 40-F for fiscal 2022 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F for fiscal 2022 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media, and others may view this fourth quarter earnings news release, results slides, supplementary financial information, supplemental regulatory disclosure, and the 2022 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Media contacts: https://stories.td.com/media-contacts

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 1, 2022. The call will be available live via TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the fourth quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on December 1, 2022 before 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on December 1, 2022, until 11:59 p.m. ET on December 16, 2022 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 20, 2023

Toronto, Ontario

Record Date for Notice and Voting:

February 21, 2023

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 22

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.9 trillion in assets on October 31, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 647-625-3124

TD BANK GROUP • FOURTH QUARTER 2022 • EARNINGS NEWS RELEASE	Page 23